UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Quepasa Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74833W206

(CUSIP Number)

John Geschke

General Counsel

Norwest Venture Partners

525 University Avenue

Palo Alto, CA  94301

(650) 321-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74833W206		13D

1.	Name of Reporting Persons Norwest Venture Partners X, L.P. (“NVP X”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
3,606,189 shares, except that Genesis VC Partners X, LLC (“Genesis X”), the general partner of NVP X, may be deemed to have sole voting power with respect to such shares, and Promod Haque (“Mr. Haque”), George Still (“Mr. Still”) and Kurt Betcher (Mr. Betcher”), the Managing Directors and Chief Financial Officer, respectively, of Genesis X may be deemed to have shared voting power with respect to such shares.

	8.	Shared Voting Power See Response to 7

9.

Sole Dispositive Power
3,606,189 shares, except that Genesis VC Partners X, LLC (“Genesis X”), the general partner of NVP X, may be deemed to have sole dispositive power with respect to such shares, and Promod Haque (“Mr. Haque”), George Still (“Mr. Still”) and Kurt Betcher (“Mr. Betcher”), the Managing Directors and Chief Financial Officer, respectively, of Genesis X may be deemed to have shared dispositive power with respect to such shares.

	10.	Shared Dispositive Power See Response to 9

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,606,189 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 10.7%

14.	Type of Reporting Person (See Instructions) PN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 74833W206		13D

1.	Name of Reporting Persons Genesis VC Partners X, LLC (“Genesis X”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
3,606,189 shares all of which are owned by NVP X.  Genesis X, the general partner of NVP X, may be deemed to have sole voting power with respect to such shares, and Mr. Haque, Mr. Still and Mr. Betcher, the Managing Directors and Chief Financial Officer, respectively, of Genesis X may be deemed to have shared voting power with respect to such shares.

	8.	Shared Voting Power See Response to 7

9.

Sole Dispositive Power
3,606,189 shares all of which are owned by NVP X.  Genesis X, the general partner of NVP X, may be deemed to have sole dispositive power with respect to such shares, and Mr. Haque, Mr. Still and Mr. Betcher, the Managing Directors and Chief Financial Officer, respectively, of Genesis X may be deemed to have shared dispositive power with respect to such shares.

	10.	Shared Dispositive Power See Response to 9

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,606,189 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 10.7%

14.	Type of Reporting Person (See Instructions) OO

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 74833W206		13D

1.	Name of Reporting Persons Promod Haque (“Mr. Haque”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 3,606,189 shares all of which are owned by NVP X. Mr. Haque is a Managing Director of Genesis X and may be deemed to have shared voting power with respect to such shares.

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 3,606,189 shares all of which are owned by NVP X. Mr. Haque is a Managing Director of Genesis X and may be deemed to have shared dispositive power with respect to such shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,606,189 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 10.7%

14.	Type of Reporting Person (See Instructions) IN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 74833W206		13D

1.	Name of Reporting Persons George J. Still, Jr. (“Mr Still”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 3,606,189 shares all of which are owned by NVP X. Mr. Still is a Managing Director of Genesis X and may be deemed to have shared voting power with respect to such shares.

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 3,606,189 shares all of which are owned by NVP X. Mr. Still is a Managing Director of Genesis X and may be deemed to have shared voting power with respect to such shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,606,189 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 10.7%

14.	Type of Reporting Person (See Instructions) IN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 74833W206		13D

1.	Name of Reporting Persons Kurt L. Betcher (“Mr Betcher”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 3,606,189 shares all of which are owned by NVP X. Mr. Betcher is the Chief Financial Officer of Genesis X and may be deemed to have shared voting power with respect to such shares.

	9.	Sole Dispositive Power 0 Shares

10.

Shared Dispositive Power
3,606,189 shares all of which are owned by NVP X.  Mr. Betcher is the Chief Financial Officer of Genesis X and may be deemed to have shared voting power with respect to such shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,606,189 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 10.7%

14.	Type of Reporting Person (See Instructions) IN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

Introductory Note: This statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) is being filed on behalf of Norwest Venture Partners X, L.P., a limited partnership organized under the laws of the State of Delaware (“NVP X”), Genesis VC Partners X, LLC, a limited liability company organized under the State of Delaware (“Genesis X”), and Messrs. Promod Haque, George J. Still, Jr. and Kurt L. Betcher (collectively with NVP X and Genesis X, the “Reporting Persons”) in respect of shares of Common Stock, $0.0001 par value per share (“Common Stock”), of Quepasa Corporation (the “Company”).

Item 1.           Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001  per share (the “Common Stock”), of Quepasa Corporation, a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 324 Datura Street, Suite 114, West Palm Beach, FL.

Item 2.                                   Identity and Background.

(a)                                  The name of the reporting persons are Norwest Venture Partners X, L.P. (“NVP X”), and Genesis VC Partners XI, LLC (“Genesis X”), Messrs. George J. Still, Jr. (“Mr. Still”), Promod Haque (“Mr. Haque”) and Kurt L. Betcher (“Mr. Betcher”).  A copy of their agreement in writing to file this statement of behalf of each of them is attached hereto as Exhibit 1.  NVP X is a limited partnerships organized under the laws of the State of Delaware.  Genesis X is a limited liability corporation organized under the laws of the State of Delaware.  Messrs. Haque and Still are Managing Directors of Genesis X.  Mr. Betcher is the Chief Financial Officer of Genesis X.

(b)                                 The business address for NVP X, Genesis X, and Messrs. Haque, Still and Betcher is 525 University Avenue, Suite 800, Palo Alto, CA  94301.

(c)                                  Messrs. Haque and Still are Managing Directors of Genesis X, the general partner of the NVP X.  Mr. Betcher is the Chief Financial Officer of Genesis X.  The principal business for each of the forgoing reporting persons is the venture capital investment business.

(d)                                 During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    NVP X is a limited partnership organized under the laws of the State of Delaware.  Genesis X is a limited liability company organized under the laws of the State of Delaware.  Messrs. Haque, Still and Abbott are citizens of the USA.

Item 3. Source and Amount of Funds or Other Consideration.

On November 10, 2011, the Company completed its merger with Insider Guides, Inc., a privately-held Delaware corporation that owns and operates the social networking site myyearbook.com (“myYearbook”), pursuant to the Agreement and Plan of Merger, dated as of July 19, 2011, as amended (the “Merger Agreement”), by and among the Company, IG Acquisition Company (“Merger Sub”), a wholly-owned subsidiary of the Company, and myYearbook.  Pursuant to the Merger Agreement, myYearbook merged with and into Merger Sub, with Merger Sub continuing after the merger as the surviving corporation (the “Merger”).  The foregoing description of the Merger and the Merger Agreement is intended as a summary only and is qualified in their entirety by reference to the Merger Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

In connection with the Merger, the Company paid $18 million in cash to myYearbook security holders and issued them 17 million shares of the Company’s common stock.  The issuance of the shares of the Company’s common stock to the security holders of myYearbook was registered with the Securities and Exchange Commission on a Registration Statement on Form S-4 (Reg. No. 333-176235) (the “Registration Statement”).

In connection with the Merger, NVP X received cash and 3,606,189 shares in the aggregate of the Company’s common stock, par value $0.001 per share, in exchange for all of its securities of myYearbook.  The cash and common shares received were based on the Company’s average closing share price of $3.938, which was based on the Company’s average closing price for the twenty days immediately preceding the Merger.  The closing price of the Company’s common stock on November 10, 2011 was $4.08.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4.                                   Purpose of Transaction.

The shares of the Company’s common stock acquired by the Reporting Persons in the Merger (described in Item 3 above) were acquired solely for investment purposes.  The information set forth in Item 3 with respect to the Merger is incorporated into this Item 4 by reference in its entirety.

Of the shares of the Company’s common stock issued to the myYearbook security holders, 16.67% will have no resale restrictions and may be immediately sold following the closing of the Merger.  Each such security holder, including may sell up to an additional 16.67% each month thereafter.  After five months following the closing of the Merger, the resale restrictions lapse entirely and each such security holder may sell all of the shares of the Company’s common stock held by such security holder.

As of the date of this Schedule 13D, and except as provided herein, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Notwithstanding the foregoing but subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Company from time to time in open market or private transactions, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Company at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

The foregoing description of the terms of the Merger Agreement in Item 3 is intended as a summary only and is qualified in its entirety by reference to the Merger Agreement which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Item 5 (a) and (b).                                                   Interest in Securities of the Issuer.

Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person.  Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person.  Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person.  Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person.  Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person.  Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

Item 5(c).

Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.

Item 5(d).

Under certain circumstances set forth in the limited partnership agreement of NVP X and the operating agreement of Genesis X, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

Item 5(e).                     Not applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under certain circumstances set forth in the limited partnership agreement of NVP X and the operating agreement of Genesis X, the partners and the members of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

The foregoing description of the terms of the Merger Agreement in Item 3 is intended as a summary only and is qualified in its entirety by reference to the Merger Agreement which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated into this Item 6 by reference herein.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7.                                   Materials to be Filed as Exhibits.

Exhibit 1 –  Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney (Promod Haque)

Exhibit 3 -  Power of Attorney (George Still)

Exhibit 4 – Agreement and Plan of Merger, dated as of July 19, 2011 by and among Quepasa Corporation, IG Acquisition Company and Insider Guides, Inc.

Exhibit 5 – Amendment No. 1 to Agreement and Plan of Merger, dated as of September 14, 2011, by and among Quepasa Corporation, IG Acquisition Company and Insider Guides, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2011	NORWEST VENTURE PARTNERS X, L.P.

	BY:	GENESIS VC PARTNERS X, LLC
	ITS:	GENERAL PARTNER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, Member

November 22, 2011	GENESIS VC PARTNERS X, LLC

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

November 22, 2011	PROMOD HAQUE
GEORGE STILL

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, Attorney in Fact

November 22, 2011	KURT L. BETCHER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher

EXHIBIT 1

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of Quepasa Corporation is filed on behalf of each of the undersigned.

November 22, 2011	NORWEST VENTURE PARTNERS X, L.P.

	BY:	GENESIS VC PARTNERS X, LLC
	ITS:	GENERAL PARTNER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, Member

November 22, 2011	GENESIS VC PARTNERS X, LLC

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

November 22, 2011	PROMOD HAQUE
GEORGE STILL

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, Attorney in Fact

November 22, 2011	KURT L. BETCHER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher

EXHIBIT 2

POWER OF ATTORNEY (PROMOD HAQUE)

POWER OF ATTORNEY

For Executing Forms 3, 4, and 5 and Filing Statements and Reports Pursuant to
Section 13 of the Securities Act of 1934

Know all by these presents, that the undersigned hereby constitutes and appoints each of Kurt L. Betcher, Bobbi V. Mattos, John P. Whaley, Jerald L. Lester, Mary E. Schaffner and Laurel A. Holschuh, signing singly, his/her true and lawful attorney-in-fact to:

(1)          execute for and on behalf of the undersigned (i) Forms 3, 4, and 5, and any and all amendments to any such forms in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder, (ii) without limitation, all statements on Schedule 13D and 13G and all amendments thereto, all joint filing agreements pursuant to Rule 13d-1 k(1) and (iii) under the Exchange Act in connection with such statements, all documents that may be required from time to time to be filed with the Securities and Exchange Commission in connection therewith;

(2)          do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4, or 5 or Schedule 13D and 13G or any other report or document referred to in (i) above, and the timely filing of such forms, statements, reports or other documents with the United States Securities and Exchange Commission and any other authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 and Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer affiliated with one or more of the entities known collectively as “Norwest Equity Partners” or “Norwest Venture Partners,” unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10 day of February, 2006.

/s/ Promod Haque
Promod Haque

EXHIBIT 3

POWER OF ATTORNEY (GEORGE STILL)

POWER OF ATTORNEY
For Executing and Filing Statements and Reports Pursuant to
Section 13 of the Securites Act of 1934

Know all by these presents, that the undersigned hereby constitutes and appoints each of Kurt L. Betcher, Bobbi V. Mattos, Mary E. Schaffner, and Laurel A. Holschuh, signing singly, his/her true and lawful attorney-in-fact to:

(1)          execute for and on behalf of the undersigned any and all statements and reports, and any and all amendments thereto, filed under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder, including without limitation, all statements on Schedule 13D and 13G and all amendments thereto, all joint filing agreements pursuant to Rule 13d-1(f)(iii) under the Exchange Act in connection with such statements, and all documents that may be required from time to time to be filed with the Securities and Exchange Commission in connection therewith;

(2)          do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such statement or report and the timely filing of such statement or report with the Securities and Exchange Commission and any other authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer affiliated with one or more of the entities known collectively as “Norwest Equity Partners” or “Norwest Venture Partners,” unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23rd day of July, 2002.

/s/ George J. Still, Jr.
George J. Still, Jr.

EXHIBIT 4

AGREEMENT AND PLAN OF MERGER, DATED AS OF JULY 19, 2011 BY AND AMONG QUEPASA CORPORATION, IG ACQUISITION COMPANY AND INSIDER GUIDES, INC.

Incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 20, 2011)

EXHIBIT 5

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, DATED AS OF SEPTEMBER 14, 2011, BY AND AMONG QUEPASA CORPORATION, IG ACQUISITION COMPANY AND INSIDER GUIDES, INC.

Incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 21, 2011